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          VocalTec Announces Fourth Quarter and Full Year 2003 Results

                  2003 Revenues Up 20%; Operating Loss Narrows

FORT LEE, N.J., January 29, 2004 - VocalTec Communications Ltd. (NASDAQ:VOCL) (VocalTec), a leading telecom equipment provider offering packet voice solutions for carriers and service providers, today reported results for the fourth quarter and full year ended December 31, 2003.

Revenues for the fourth quarter of 2003 were $3.4 million, representing a sequential increase of 6% and an increase of 38% from the fourth quarter of 2002. Net loss was $2.6 million, or $0.21 per share, compared with a net loss of $3.1 million, or $0.26 per share, in the third quarter of 2003, and a net income of $6.5 million, or $0.53 per share in the fourth quarter of 2002. Excluding one-time items ($7.8 million gain on the sale of ITXC shares and a tax adjustment in the amount of $2.0 million), the net loss in the fourth quarter of 2002 was $3.4 million, or $0.28 per share.

Gross margin increased to 54% in the fourth quarter from 42% in the third quarter due to a more favorable mix. Operating expenses decreased to $4.5 million, compared with $4.6 million in the third quarter. The operating loss was $2.7 million in the fourth quarter of 2003, compared with $3.3 million in the third quarter of 2003, and $3.1 million in the fourth quarter of 2002.

Elon Ganor, Chairman and CEO of VocalTec, stated, "Our Q4 results continue to reflect the fact that we are working our way through a transition period. Despite the weakness in overall demand for our H.323 equipment, we added two significant new customers for this solution during the quarter. We are also pursuing a number of opportunities for our new Essentra softswitch solution. We believe our years of experience with VoIP networks is a strong factor in our favor, and we are confident that our decision to shift most of our resources toward the new softswitch initiative is the right one."

"The process is long, but we are making definite progress. During Q4, prospective carrier customers were able to evaluate the Essentra platform by observing it carry live traffic at a customer site. We continue to be in the running for sizable projects with new carrier customers and we are in advanced discussions with existing customers about their network expansion and enhancement needs for 2004."

Net decrease in cash, cash equivalents and short term investments in the fourth quarter was $2.5 million. As of December 31, 2003, the company had $12.2 million in cash, cash equivalents and short term investments.

"Despite going through a market and product transition during the second half of the year, we were able to increase revenues by 20% over last year and achieve a further reduction in our net loss, excluding one-time items. We continue to watch our expenses carefully and manage working capital aggressively," said Hugo Goldman, Chief Financial Officer. "In addition, we are evaluating various alternatives to increase our financial flexibility during the balance of this transition period. Given the size of the potential softswitch deals, a relatively small degree of success can have a dramatic effect on our financial results." For the year ended December 31, 2003, revenues were $18.7 million compared with $15.6 million for 2002. Net loss was $8.0 million, or $0.65 per share, compared with $8.2 million or $0.68 per share in 2002. Excluding one-time items, net loss for 2003 was $8.1 million or $0.66 per share ($0.1 million gain from discontinued operations), compared with a net loss for 2002 of $18.2 million, or $1.50 per share in 2002 (excluding a $10.2 million gain on the sale of ITXC shares, $2.7 million restructuring costs, $0.9 million of inventory write off, $5.8 million tax benefit and $2.4 million loss from discontinued operations). Operating loss for 2003 was $8.1 million compared with $21.7 million for 2002. Excluding one-time items ($0.9 million inventory write-off and $2.7 million restructuring costs), operating loss was $18.1 million in 2002.

"We are encouraged by the seriousness and depth of the discussions in which we are engaged with potential carrier customers," said Ganor. "The question is no longer if carriers will award substantial VoIP contracts, but when. We continue to receive positive feedback and believe we are well-positioned to capitalize on a number of these opportunities.

"Our technology and unique migration strategy have distinct advantages over the competition," continued Ganor. "We are experts in the most challenging aspects of next generation networks and the Essentra softswitch was designed from the ground up for VoIP, and not adapted from another product. We have six years of field experience with VoIP networks that enable us to anticipate and meet key challenges such as security, routing, quality of service and interoperability. Our flexible migration strategy enables a carrier to avoid "forklift" replacements and ensures service that is reliable and transparent to the end user during the transition. Still, we are mindful of our size, and we are actively discussing partnerships that will extend our reach and enable us to deliver a complete solution of products and services on the scale that will be required. We believe that our technology, our global infrastructure and our existing customer relationships make us a very attractive partner." VocalTec will be hosting a conference call at 8:30 a.m. (ET) today to discuss earnings and corporate activity for the quarter. Please call the following dial-in numbers to participate: United States (888) 273-9887, International (612) 332-0923.

About VocalTec
VocalTec Communications Ltd. (VocalTec) is a leading telecom equipment provider offering packet voice solutions for global carriers and local service providers. Its field-proven packet tandem switching solutions for international/national long distance and exchange carrier services leverage VocalTec's unique RapidFlo(TM) routing engine, as well as its industry-leading SS7 capabilities. Carrier-hosted solutions for VoIP VPN, IP Centrex/Hosted PBX, conferencing, global call center and calling card services enable new revenue-generation from enhanced services. VocalTec also provides VoIP solutions over wireless infrastructure (VSAT/WLL) to meet the needs of rural markets.

The Essentra(TM) SIP-Based Softswitch Architecture is an open, flexible next generation platform that leverages VocalTec's extensive experience in VoIP carrier deployments. This scalable, carrier-grade platform integrates the benefits of SIP, MEGACO/H.248 and H.323 technologies with complete PSTN/SS7 connectivity. In addition to supporting the needs of new carriers, Essentra enables gradual and cost-effective migration of carriers' existing TDM or H.323 networks to an IP-based next generation network infrastructure.

Learn more about our products and solutions at www.vocaltec.com.



--------------------------------------------------------------------------------

NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, market demand, product development, commercialization and technological difficulties, placement of customer orders and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


For questions or further information, please contact:

Katy Brennan/Dylan Locsin
LNS Communications
Public Relations for VocalTec
Tel: 617-577-9777
kbrennan@LNScom.com
dlocsin@LNScom.com

Carmen Deville
Public and Investor Relations Manager
VocalTec Communications Ltd.
Tel: (US) 201-228-7000 x 6208
(Israel) +972-9-9707885
carmen@vocaltec.com


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

                          VOCALTEC COMMUNICATIONS LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
           All data in thousands of U.S. dollars except per-share data

                                                         Three months ended                    Year ended
                                                             December 31                       December 31
                                                  ----------------------------------   -------------------------------
                                                       2003              2002             2003             2002
                                                  ---------------- -----------------   ----------------  -------------
Sales
   Products                                                 2,472             1,932           15,677           13,517
   Services                                                   878               493            3,009            2,071
                                                  ---------------  ----------------  ---------------   --------------
                                                            3,350             2,425           18,686           15,588
                                                  ---------------  ----------------  ---------------   --------------
Cost of Sales
   Products                                                 1,134               806            7,431            5,999
   Services                                                   407               183            1,292              669
                                                  ---------------  ----------------  ---------------   --------------
                                                            1,541               989            8,723            6,668
   Inventory write-off                                         -                -                -                870
                                                  ---------------  ----------------  ---------------   --------------
                                                            1,541               989            8,723            7,538
                                                  ---------------  ----------------  ---------------   --------------
       Gross Profit                                         1,809             1,436            9,963            8,050
                                                  ---------------  ----------------  ---------------   --------------
Operating Expenses:
  Research and development, net                               931             1,027            4,132            6,138
  Marketing and selling                                     2,629             2,403           10,344           16,401
  General and administrative                                  920             1,078            3,621            4,512
  Restructuring Costs                                         -                 -                -              2,703
                                                  ---------------  ----------------  ---------------   --------------
      Total Operating Expenses                              4,480             4,508           18,097           29,754
                                                  ---------------  ----------------  ---------------   --------------
      Operating loss                                      (2,671)           (3,072)          (8,134)         (21,704)
                                                  ---------------  ----------------  ---------------   --------------
Other income, net                                               4             7,959              132           10,220
Financing income (expense), net                                55              (58)               63              409
                                                  ---------------  ----------------  ---------------   --------------
  Income (loss) from continuing operations
  before tax benefit (income taxes)                       (2,612)             4,829          (7,939)         (11,075)
  Tax benefit (income taxes)                                 (51)             1,631            (131)            5,294
                                                  ---------------  ----------------  ---------------   --------------
  Income (loss) from continuing                           (2,663)             6,460          (8,070)          (5,781)
  operations after tax benefits (Income
  taxes)

Discontinued Operations:
  Income (loss) from operations
  of discontinued segment                                      75                 -               75            (588)
  Gain (Loss) on disposal of segment                            -                 -                -          (1,786)
                                                  ---------------  ----------------  ---------------   --------------
     Net income (loss)                                    (2,588)             6,460          (7,995)          (8,155)
                                                  ===============  ================  ===============   ==============

Basic net income (loss) per ordinary share:
  Income (loss) from continuing operations                 (0.22)              0.53           (0.66)           (0.48)
  Gain (loss) from discontinued operations                   0.01                 -             0.01           (0.20)
                                                  ---------------  ----------------  ---------------   --------------
     Basic net income (loss)                               (0.21)              0.53           (0.65)           (0.68)
                                                  ===============  ================  ===============   ==============

Weighted average number of ordinary shares used
in computing basic net income (loss) per share
amounts (in thousands):                                    12,347            12,127           12,248           12,127
                                                  ===============  ================  ===============   ==============

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

                          VOCALTEC COMMUNICATIONS LTD.
                           CONSOLIDATED BALANCE SHEETS
         (In thousands of U.S. dollars except share and per-share data)


                                                     December 31               December 31
                                                         2003                     2002
                                                   -----------------          ---------------
Current Assets
  Cash, cash equivalents and short term
  investments                                                12,150                   17,736
  Trade receivables, net                                      1,535                      744
  Other receivables                                             872                    2,035
  Inventories                                                 1,481                    4,086
                                                   -----------------        -----------------
       Total Current Assets                                  16,038                   24,601
                                                   -----------------        -----------------
Severance pay funds                                           2,107                    1,431

Equipment, Net                                                1,496                    2,475
                                                   -----------------        -----------------
Total Assets                                                 19,641                   28,507
                                                   =================        =================
Current Liabilities
  Trade payables                                              2,423                    2,814
  Accrued expenses and other liabilities                      4,071                    5,996
  Deferred revenues                                           1,505                    1,086
                                                   -----------------        -----------------
                                                              7,999                    9,896
                                                   -----------------        -----------------
Long Term Liabilities
   Accrued severance pay                                      3,104                    2,617
                                                   -----------------        -----------------

Total Liabilities                                            11,103                   12,513
                                                   -----------------        -----------------
Shareholders' Equity
    Share capital
      Ordinary shares of NIS 0.01 par value:
      Authorized - 30,000,000 shares;
      Issued and outstanding - 12,445,299
shares as of December 31, 2003 and
12,127,058 shares as of
December 31, 2002                                                37                       36
   Additional paid-in capital                                97,553                   97,015
   Accumulated deficit                                     (89,052)                 (81,057)
                                                   -----------------        -----------------
        Total Shareholders' Equity                            8,538                   15,994
                                                   -----------------        -----------------
     Total Liabilities and Shareholders' Equity              19,641                   28,507
                                                   =================        =================